

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2014

Via E-mail
Mr. Peter Halt
Chief Financial Officer
Rovi Corporation
2830 De La Cruz Boulevard
Santa Clara, California 95050

> **Re:** **Rovi Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 12, 2014**
> **File No. 000-53413**

Dear Mr. Halt:

We have reviewed your letter dated October 20, 2014 in connection with the above-referenced filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 7, 2014.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37

1. We note your response to comment 5 quantifies each of the factors that impacted the line item "tax impact on foreign operations" in your effective income tax rate reconciliation. In future filings, revise your discussion of income taxes in your results of operations discussion to identify and quantify each of the material factors effecting income tax expense similar to what you have presented in your response. Material changes attributed to two or more factors, including any offsetting factors and the contribution of each identified factor should be described in quantified terms. See Section III.D of SEC Release No. 33-6835.

2.   In your response to prior comment 10 of our letter dated September 8, 2014 you indicate that Luxembourg is the foreign jurisdiction that has the largest impact on the Company's foreign rate differential. Please revise future filings to clearly disclose this and confirm that if any other foreign tax jurisdiction were to become material to your effective tax rate that you will provide disclosure regarding that jurisdiction.

        You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

                                                Sincerely,

                                                /s/ Craig D. Wilson *for*

                                                Patrick Gilmore
                                                Accounting Branch Chief